MANAGEMENT’S DISCUSSION and ANALYSIS for the Six-Month Period Ended August 31, 2008

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. ("the Company") and the accompanying notes for the six-month periods ended August 31, 2008 and 2007. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 29, 2008, and results of operations, including the section describing the risks and uncertainties. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Forward-Looking Statements
This document may contain forward-looking statements reflecting the management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company’s management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except if required by law.

Nature of Activities
The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

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Exploration Activities

Activities Summary

In the quarter ended August 31, 2008, the Company’s exploration costs totalled $5.2 million in comparison with costs of $2.4 million for the same period in 2007. For the six-month period ended August 31, 2008, the Company’s cumulative exploration costs totalled $9.9 million compared to $4.7 million for the same period in 2007. During that period, the Company was particularly active on the Coulon JV and Ashuanipi projects. It was also active to a lesser extent on other projects in the James Bay region and in the Grenville geological province.

Coulon JV Property

In the period the Company pursued a vast exploration program on the Coulon JV property, located 15 kilometres north of the Fontanges Airport, in the Quebec Middle-North territory. Breakwater Resources Ltd. (“Breakwater”) owns a 50% interest in the property. The exploration program, which will be carried out over the year, consists of diamond drilling, prospecting and ground and borehole InfiniTEM geophysical surveys.

In the recent period, several holes tested lenses 9-25 and 08. These holes crosscut several new economic intersections and they also allowed better definition of the geology of the area and the geometry of the mineralized lenses. Lenses 9-25 and 08 are localized on the east flank of a canoe-shape structure (synform) oriented in a general north-south direction. The mineralized lenses have a very steep dip and they can be followed vertically to a depth of about 650 to 750 metres, where they bend rapidly to become sub-horizontal at the base of the canoe-shape structure. The sub-horizontal portion of lens 08 in the hinge zone of the synform corresponds to what was previously called lens 08W. The new drill holes link these two zones, which will now be referred to simply as lens 08.

The new holes tested lens 08 in the hinge zone and/or on the flank of the synform and the majority of these holes yielded economic intersections. Best results include 11.54% Zn, 1.2% Cu, 98.92 g/t Ag over 9.5 metres (438.7 – 448.2 metres) and 10.24% Zn, 0.98% Cu, 74.21 g/t Ag over 9.05 metres (467.55 – 476.6 metres) in hole CN-08-175; 1.52% Zn, 0.92% Cu, 12.26 g/t Ag over 9.6 metres (653.9 – 663.5 metres) in hole CN-08-150B; 5.86% Zn, 1.13% Cu, 40.78 g/t Ag over 9.2 metres (753.4 – 762.6 metres) in hole CN-08-176; and 1.16% Zn, 1.10% Cu, 20.57 g/t Ag over 9.95 metres (812.05 – 822 metres) in hole CN-08-166.

Hole CN-08-149 ran along the inflexion zone of lens 9-25 over a distance of about 150 metres, hence yielding several mineralized intersections within this interval. Best mineralized intersections include 2.27% Zn, 1.81% Cu, 45 g/t Ag over 7.05 metres (795.55 – 802.6 metres), 3.63% Zn, 5.77% Cu, 92.66 g/t Ag over 2.35 metres (858.45 – 860.8 metres), 2.11% Zn, 3.9% Cu, 63.05 g/t Ag over 2.7 metres (877 – 879.7 metres), 3.02% Zn, 0.9% Cu, 18.93 g/t Ag over 14.6 metres (904.4 – 919 metres), 7.15% Zn, 0.77% Cu, 14.3 g/t Ag over 7.45 metres (933.55 – 941 metres) and 2.22% Zn, 2.34% Cu, 40.57 g/t Ag over 2.1 metres (944.9 – 947 metres). The other holes mainly tested the hinge zone of the synform and intersected a few alteration zones locally with anomalous base-metal values. At the present time lens 9-25 seems to be much less developed in the hinge zone of the synform than lens 08.

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Guided by this recent geological interpretation, the Company will pursue exploration of the area hosting lenses 08 and 9-25 with several additional drill holes during 2008. The hinge zone of the synform looks very prospective for lens 08 and remains a high-priority target. The extension to the north of this canoe-shape structure is still poorly understood and remains untested at depth. Finally, a brand new area opens up for exploration since the west flank of the synform, offering in principle the same potential as the east flank, remains entirely virgin to exploration below the depth limit of geophysical investigation.

The Spirit lens was tested by several new drill holes during the summer of 2008. Drilling has significantly extended the known limits of the lens. The mineralization, about a few metres in thickness, consists typically of semi-massive sulphides (sphalerite-chalcopyrite-pyrite-pyrrhotite) locally with 1-10% gahnite (a zinc oxide). Drilling yielded several interesting grade intersections including 14.01% Zn, 1.01% Cu, 113.09 g/t Ag over 3.25 metres (CN-08-156), 10.89% Zn, 0.89% Cu, 13.46 g/t Ag over 3.35 metres (CN-08-161), 11.44% Zn, 1.1% Cu, 26.25 g/t Ag over 2.6 metres (CN-08-152) and 11.05% Zn, 0.32% Cu, 43.79 g/t Ag over 1.7 metres (CN-08-154). The Spirit lens trends in a N315° general direction with a weak dip of about 30° to the north-east. The mineralization of economic interest is now confirmed over a lateral distance of about 300 metres and over a distance of 300 metres along dip. However, the holes drilled outside of this perimeter have intersected weak or no mineralization. Drill results will be integrated with the geological mapping currently in progress in order to plan the next drilling phase in this area.

In the same period, ten other holes were also drilled in the areas of lenses 44 and 16-17 and in the area of the Jessica showing. In general these holes intersected the favourable felsic rocks but only hole CN-08-170 crosscut a significant mineralized intersection with 6.63% Zn, 0.14% Cu and 36.9 g/t Ag over 1.15 metres in the extension at depth of lens 16-17.

In the recent quarter, Breakwater and the Company spent $5.5 million (excluding fees invoiced by the Company) on the Coulon JV project. The Company and its partner are planning to spend a budget of over $20 million in fiscal year 2008-2009. The main objective of this program is to continue delimitating through drilling the known mineralized lenses. According to results obtained, a 43-101 compliant resource calculation could be undertaken towards the end of the financial year. With the objective of discovering new mineralized lenses, the exploration program will also consist of ground and borehole geophysics, mapping, prospecting, and drilling that will test the generated targets.

Ashuanipi Property

In the recent quarter, the Company initiated a vast program of geological reconnaissance and prospecting on its Ashuanipi property, located in the south part of the Caniapiscau reservoir, about 180 kilometres north-west of the mining town of Fermont. This work program was a follow-up to a VTEM heliborne survey conducted in the spring of 2008. The main goal of the exploration program is to explain the numerous conductors revealed by the geophysical survey and to evaluate at surface the potential of some base-metal showings discovered in 2007. Work is still in progress and assay results are still to come. The Company spent $0.7 million on the Ashuanipi project during the quarter.

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Other Projects

In the summer of 2008, the Company was also relatively active on many other projects located in the James Bay and in the Grenville geological province. Work on these projects relates mainly to prospecting and geological reconnaissance in order to define new targets for gold and base metals. Work is still in progress on some of these projects and assay results are still to come hence postponing the evaluation of their real potential. In the current period, the Company spent about $1.8 million on these projects.

Selected Financial Information

	Interim Statements of Earnings for the Three-Month Periods ended August 31,		Interim Statements of Earnings for the Six-Month Periods ended August 31

	2008 $	2007 $	2008 $	2007 $

General and administrative expenses Administration fees
General exploration costs
Grants, credit on duties refundable for loss and refundable tax credit for resources
Cost of mining properties abandoned or written-off

	1,112,527 76,866 (35,251) −	900,120 127,000 (58,428) 22,193	1,690,715 147,681 (66,982) 179,463	1,597,823 221,621 (100,765) 57,164
	1,154,142	990,885	1,950,877	1,775,843
Other income (expenses)
Dividends and interests
Fees invoiced to partners
Option payment received in excess of cost of mining property
Gain on sale of mining properties
Gains (losses) on available-for-sale investments
Gains (losses) on investments held for trading
Other than temporary writedown on available-for-sale investments
Unrealized losses on investments held for trading	427,801 374,852 − − 191,878 (2,272) (1,056,050) (82,912)	485,428 355,607 − 6,360,000 (52,887) (1,190) (1,964,894) (1,979,251)	878,515 741,958 14,238 − 497,409 (14,306) (1,056,050) (49,522)	942,041 647,001 − 6,360,000 182,582 6,381 (1,964,894) (3,130,801)
	(146,703)	3,202,813	1,012,242	3,042,310
Earnings (loss) before income taxes	(1,300,845)	2,211,928	(938,635)	1,266,467
Future income taxes	9,662	(180,580)	(161,565)	(413,959)
Net earnings (net loss) for the period	(1,291,183)	2,031,348	(1,100,200)	852,508

Basic net earnings (net loss) per share	(0.047)	0.077	(0.040)	0.032
Diluted net earnings (net loss) per share	(0.047)	0.076	(0.040)	0.032

Results of Operations

Comparison between the three-month and six-month periods ended August 31, 2008 and 2007

For the three-month period ended August 31, 2008, the Company posted a net loss of $1,291,183 compared to net earnings of $2,031,348 for the preceding comparative quarter.

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For the six-month period ended August 31, 2008, the Company posted a net loss of $1,100,200 compared to net earnings of $852,508 for the same period in 2007.

These variations result mainly from a gain on sale of a mining property in the preceding comparative period, counterbalanced by less important, unrealized losses on investments held for trading in the current year.

General and Administrative Expenses

For the three-month period ended August 31, 2008, general and administrative expenses totalled $1,154,142 compared to $990,885 for the preceding comparative period, an increase of $163,257. For the six-month period ended August 31, 2008, these fees increased by $175,034 in comparison with 2007 to come to $1,950,877.

Since January 1, 2008, all employees’ wages are paid directly by the Company; they were previously paid by a management company held by a director. These charges were posted under caption “Rent and office expenses”. In the preceding comparative period, the directors only received compensation from the Company. For a better comparative analysis, the captions“Salaries” and “Rent and office expenses” will be grouped together.

In the three-month period ended August 31, 2008, salaries and rent and office expenses totalled $435,692, an increase of $197,874 in comparison with the same period in 2007. This increase results from a severance paid to an officer of the Company.

Excluding a $100,000 donation to the Fonds Restor-Action Nunavik made in the first quarter of last year, salaries, rent and office expenses increased by $314,028 for the six-month period ended August 31, 2008 compared to the same period in 2007. This increase is due mainly to a severance paid to an officer of the Company and to a general increase in administration work load and to the training of personnel.

For the three-month and six-month periods ended August 31, 2008, professional and maintenance fees increased, in comparison with the same comparative periods, by $60,086 and $173,820 to come to $118,211 and $246,546, respectively. These increases result mainly from costs related to adjustments to comply with new standards and rules.

There were no management fees in the six-month period ended August 31, 2008. For the comparative preceding period, these fees were invoiced by a management company held by a director.

For the three-month period ended August 31, 2008, the stock-based compensation amounted to $519,138 compared to $445,419 for the preceding comparative period. This increase results from a stock option grant following the hiring of an officer of the Company in June 2008.

For the six-month period ended August 31, 2008, the stock-based compensation decreased by $59,898 to come to $559,934. This decrease is mainly due to a higher fair value of stock options granted in 2007.

The Company decreased its advertising budget in the current year, hence leading to a decrease in advertising, exhibition and travelling expenses of $12,926 and $31,011 for the three-month and six-month periods ended August 31, 2008, respectively.

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General exploration costs decreased by $50,134 to come to $76,866 in the current period. For the six-month period ended August 31, 2008, expenses totalled $147,681, a decrease of $73,940. In 2008, the Company concentrated work on its current major projects.

One of the Company’s policies is to abandon properties or part of properties that no longer have significant potential of deposit discovery. In the current period, no properties were written down or abandoned. In the first quarter of the current year, the Company partially wrote down the Chutes-des-Passes, Corvet Est, and Saganash properties and the Willbob property completely. In the first quarter of 2007, the Company abandoned the Clarkie property and wrote down 32.5% of the Willbob property in the second quarter of 2007.

Other Income and Expenses

For the three-month period ended August 31, 2008, other expenses totalled $146,703 compared to income that totalled $3,202,813 for the preceding comparative period.

For the six-month period ended August 31, 2008, other income totalled $1,012,242 compared to $3,042,310 for the same period in 2007.

In the three-month and six-month periods ended August 31, 2008, dividends and interests decreased accordingly to the variation in the Company’s investments.

In the three-month and six-month periods ended August 31, 2008, the Company received fees from Goldcorp on the Corvet Est project, from Breakwater on the Coulon JV, Trieste, and Lac Gayot projects and from SOQUEM on the Grenville project. Most of the fees arise from the Coulon JV project. In the preceding comparative periods, the Company received fees mainly from Goldcorp on the Corvet Est project and from Breakwater on the Coulon JV project.

In the three-month period ended August 31, 2008, the Company posted an income of $14,238 related to a $25,000 option payment received for its Trieste property. No transaction of this type occurred in 2007.

In the three-month period ended August 31, 2007, the Company posted a $6,360,000 gain on sale of mining properties. No transaction related to mining properties is being reported for the current period.

A provision for other than temporary writedown on available-for-sale investments of $1,056,050 was accounted for in the current period compared to a $1,964,894 provision for the preceding comparative period. No such provision is being reported for the first quarter of the current year and of the previous year.

For the three-month period ended August 31, 2008 the Company posted an unrealized loss on investments held for trading of $82,912 compared to a loss of $1,979,251 for the preceding comparative period.

A loss of $49,522 was posted for the six-month period ended August 31, 2008 compared to a loss of $3,130,801 for the same period in 2007.

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Other Information

	Balance Sheet as at
	August 31, 2008 $	February 29, 2008 $
Cash and cash equivalents and short-term investments	37,879,194	44,859,355
Long-term investments	1,483,000	1,444,000
Mining properties	21,508,883	14,896,717
Other assets	9,646,698	7,275,673
Total assets	70,517,775	68,475,745
Shareholders ’equity	67,549,074	64,580,470

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

Asset-Backed Commercial Paper Investments

As at August 31, 2008, the company held $3,800,000 principal amount of non-bank sponsored Asset-Backed Commercial Paper ("ABCP").

Since the beginning of the year, an ABCP restructuring report of J.P. Morgan dated March 14, 2008 and a restructuring Plan proposed to noteholders dated March 20, 2008 were published. The Plan was approved by noteholders on April 25, 2008 and on June 5, 2008 the Ontario Superior Court of Justice homologated it.

On June 25, 2008, a number of ABCP holders appealed the Ontario Superior Court of Justice’s decision to the Ontario Court of Appeal. On August 18, 2008, the Ontario Court of Appeal upheld the Ontario Superior Court of Justice’s decision approving the Committee’s Restructuring Plan. On August 29, 2008, a number of ABCP holders appealed the Ontario Court of Appeal’s decision to the Supreme Court of Canada. On September 19, 2008, the Supreme Court of Canada has denied leave to appeal by a small group of ABCP holders. The committee has announced that it was commencing the final steps to implement its restructuring plan.

Taking into account the information made available and the changes that occurred in the credit market conditions and the review of the assumptions used, the company remeasured the fair value of its investments in ABCP.

The company's methodology assessment consists of using market indexes corresponding to the length, constitution and notation of underlying assets. This method includes two possible scenarios depending upon the Montreal Proposal success. The company assigns a 95% success probability, the average discount rate used is 17.93% with an estimated average term of 8.35 years and the average coupon rate is 3.31%.

In determining the fair value of the Montreal Proposal ABCP, the company assumes the Montreal Proposal ABCP will be converted into variable rate term notes and in accordance with the key elements of the Master Agreement. In addition, the company assumes the restructured notes will

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notes ($1,500,000 principal amount) will be reduced by the cost of a margin facility estimated to be 1.00% and all US sub-prime residential mortgage-backed collateralized debt obligations will be restructured as ineligible notes ($2,000,000 principal amount). Restructuring costs will be distributed among new notes and should reduce the returns. There is not enough information on the cost allocation to assign on each note.

As at August 31, 2008, the fair value of the company's ABCP was estimated to $1,483,000. Following this estimation the company has accounted, for the three-month period ended August 31, 2008, an unrealized loss in ABCP investments of $69,000 and for the six-month period ended August 31, 2008, an unrealized gain of $39,000 (an unrealized loss of $380,000 for the three and six-month periods ended August 31, 2007), which is presented under caption "Unrealized losses on investments held for trading".

An increase in the estimate discount rate of 1% would reduce the estimated fair value of the company’s investment in ABCP by approximately $82,000.

Since the fair value of the ABCP is determined using a probability-weighted approach and the foregoing assumptions and is based on the company’s assessment of market conditions as at August 31, 2008, the reported fair value may change materially in subsequent periods. In addition, the fair value estimate is dependent upon the likelihood, nature and timing of future restructuring under the terms of the Montreal Proposal. The company believes the outcome of the proposed restructuring will not have a material impact to the company’s financial condition.

On July 3, 2008, the company signed a letter agreement with its financial institution concerning a credit agreement that will be effective following the application of the Crawford Committee's proposal on ABCP. This agreement applies on restructured notes to be received in exchange of ABCP supported by ineligible assets with a carrying value of $2,000,000 that the company holds. The company will be eligible to credit facilities up to $1,500,000. The initial maturity will be two years from the signing of the agreement, which term can be deferred at the financial institution's discretion for additional periods of one year respectively, for a maximum of five renewals. Under the credit agreement, the company will have the option, from the contractual maturity date of the credit facility, to dispose of the restructuring notes in favour of the financial institution in payment of the facility principal.

Liquidity and Financing Activities

As at August 31, 2008, cash and cash equivalents from operating activities amounted to $8,736,391 compared to $8,665,254 as at February 29, 2008. From the management’s point of view, the cash flow as at August 31, 2008, will cover current expenditures and exploration fees for the next following years. However, it is not excluded that the Company may, from time to time, when market and financing conditions are favourable, go ahead with fundraising to fund exploration of its most important mining projects. On June 5, 2008, the Company completed a private placement for gross proceeds of $4,500,000 that will be used mainly for exploration on the Coulon JV project.

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Operating Activities
For the three-month period ended August 31, 2008, cash flows used in operating activities totalled $186,013 compared to $1,699,385 for the same period of the previous year. This variation results from changes in accounts payable and accrued liabilities.

For the six-month period ended August 31, 2008, cash flows used in operating activities totalled $1,910,785 compared to $1,916,202 for the same period of the previous year.

Financing Activities
Cash flows from financing activities for the three-month and six-month periods ended August 31, 2008, amounted to $4,275,153 and $4,381,324 respectively, compared to $73,235 for the two comparative periods of the previous year. These increases in cash generated result mainly from a private placement of 500,000 common shares completed by the Company on June 5, 2008.

Investing Activities
Cash flows used in investing activities for the three-month period ended August 31, 2008, amounted to $4,072,038 compared to $4,116,687 for the same period of the previous year.

For the six-month period ended August 31, 2008, the cash flow used in investing activities was $2,399,402 compared to $3,087,910 that it had generated for the same period of the previous year.

The Company’s investing activities consist mainly of the addition to mining properties and the capitalization of exploration work as well as the buying and selling of short-term investments.

For the current period, the addition to mining properties and the capitalization of work exploration required disbursements of $5,586,922 compared to $2,265,602 for the same period in 2007.

For the six-month periods ended August 31, 2008 and 2007, disbursements were of $8,717,451 and of $3,023,503, respectively.

The decrease in short-term investments generated $1,523,168 in cash for the current period and $2,000,809 for the same period in 2007. For the six-month period ended August 31, 2008, it generated $5,355,810 in cash and $4,088,461 for the same period in 2007.

In the three-month period ended August 31, 2008, the Company proceeded with an ABCP-related reclassification of $3,793,467 from cash and cash equivalents to long-term investments.

Quarterly Information

The information presented thereafter details the total general and administrative expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share from continuing operations of the last eight quarters.

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Quarter Ended	General and Administrative Expenses	Other Income (Expenses)	Net Earnings (Net Loss)	Net Earnings (Net Loss) per Share
				Basic	Diluted
	$	$	$
2008-08-31	1,154,142	(146,703)	(1,291,183)	(0.047)	(0.047)
2008-05-31	796,735	1,158,945	190,983	0.007	0.007
2008-02-29	1,701,346	277,212	(1,970,979)	(0.074)	(0.074)
2007-11-30	670,044	587,971	732,717	0.028	0.027
2007-08-31	990,885	3,202,813	2,031,348	0.077	0.076
2007-05-31	784,958	(160,503)	(1,178,840)	(0.045)	(0.045)
2007-02-28	2,608,045	2,666,810	578,729	0.104	0.104
2006-11-30	548,886	986,255	437,369	0.017	0.017

Contractual Obligations

On August 18, 2008, the Company signed a rental lease for its administrative office with a company held by a director. The rental lease has a term of five years starting on August 1, 2008 and ending on July 31, 2013. The annual cost is $99,200 and will be subject to an annual raise according to the consumer price index.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2008 $	2007 $	2008 $	2007 $
Expenses capitalized in mining properties	−	373,731	−	527,018
Management fees	−	157,885	−	267,949
Rent and office expenses	58,320	184,567	127,855	354,840
Travelling	−	16,903	−	32,175
Advertising and exhibitions	−	172	−	780
General exploration costs	−	57,355	−	112,996
	58,320	790,613	127,855	1,295,758

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Since January 1, 2008, all employees working exclusively for the Company have been transferred to the payroll of the Company. Previously, the Company had no employee and all services were provided by companies held by directors.

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In 2007, expenditures capitalized in mining properties and general exploration costs consist of employees’ wages related to exploration as well as their expense accounts. In 2007, management fees were administrative expenses based on exploration fees incurred by the Company.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

Mining Properties Accounting Values

At the end of each quarter, exploration work done on mining properties is reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Summary of significant accounting policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the annual financial statements of Virginia Mines as at February 29, 2008. The accounting policies used for the six-month period ended August 31, 2008, are in accordance with those used in the audited annual financial statements of Virginia Mines, except for the new accounting policies defined in note 2 to the interim financial statements as at August 31, 2008.

Impact of new accounting standards not yet adopted

International Financial Reporting Standards ("IFRS")

In 2007, the Canadian Institute of Chartered Accountants (¨CICA¨) issued an update on the IFRS Implementation Plan in the Canadian GAAP of the AcSB. This plan provides a brief survey of crucial decisions to be made by the CICA in order to harmonize disclosures with the IFRS when implementing the strategic plan. Although the IFRS are based on a conceptual framework similar to that of the Canadian GAAP, important divergences as regards accounting standards shall be resolved. The CICA confirmed that the transition from the Canadian GAAP to the IFRS will be in effect on January 1, 2011, for publicly accountable companies.

During the next periods, the Company will develop its internal implementation plan to meet the guidelines of the future reporting requirements.

Disclosure of Outstanding Share Data

The Company can issue an unlimited number of common shares, without par value. As at October 10, 2008, 27,535,110 shares are outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at October 10, 2008, 1,565,250 stock options are outstanding. Their expiry date varies from April 6, 2011 to July 14, 2018.

Internal control over financial reporting

In the six-month period ended August 31, 2008, the Company modified an internal control over financial reporting in order to correct the material weakness identified by the independent auditors in the course of the evaluation of internal controls as at February 29, 2008. More

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specifically, an efficient supervising procedure has been instituted in order to assure that information contained in spreadsheets is recorded and calculated adequately. We are likely to believe that this new procedure will eliminate this material weakness in internal controls over financial reporting.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements. As at August 31, 2008, the President and Chief Executive Officer and the Chief Financial Officer reviewed the effectiveness of the internal control and are satisfied with it.

Risk Factors and Uncertainties

There have been no significant changes in the risk factors and uncertainties facing the Company, as described in Virginia Mines’ annual Management's Discussion and Analysis as at February 29, 2008.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at October 10, 2008. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer
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